UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For June 8, 2017
Commission File Number: 000-26424
SILVER STANDARD RESOURCES INC.
(Translation of registrant's name into English)

#800 - 1055 Dunsmuir Street
PO Box 49088, Bentall Postal Station
Vancouver, British Columbia
Canada V7X 1G4
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[ ] Form 20-F   [x] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [       ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [           ]

DOCUMENTS FILED AS PART OF THIS FORM 6-K

See the Exhibit Index hereto.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Silver Standard Resources Inc.
(Registrant)

Date: June 8, 2017	By:	Signed: "Gregory Martin"
Gregory Martin
	Title:	Chief Financial Officer

SUBMITTED HEREWITH

Exhibits

99.1	NI 43-101 Technical Report Pre-Feasibility Study of the Chinchillas Silver-Lead-Zinc Project, Jujuy Province, Argentina

99.2	Consent of Ken Kuchling

99.3	Consent of Bruce Davis

99.4	Consent of Robert Sim

99.5	Consent of Adrian Dance

99.6	Consent of Anoush Ebrahimi

99.7	Consent of Ken Embree

99.8	Certificate of Qualified Person - Ken Kuchling

99.9	Certificate of Qualified Person - Bruce Davis

99.10	Certificate of Qualified Person - Robert Sim

99.11	Certificate of Qualified Person - Adrian Dance

99.12	Certificate of Qualified Person - Anoush Ebrahimi

99.13	Certificate of Qualified Person - Ken Embree